Ares Acquisition Corporation

245 Park Avenue, 44th Floor

New York, NY 10167

July 3, 2023

VIA EDGAR

Attention:     Eiko Yaoita Pyles

Kevin Stertzel

Eranga Dias

Evan Ewing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Ares Acquisition Corporation

Amendment No. 2 to Registration Statement on Form S-4

Filed June 12, 2023

File No. 333-269400

Ladies and Gentlemen:

Set forth below are the responses of Ares Acquisition Corporation (referred to herein as “we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 27, 2023 with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-269400), initially filed with the Commission on June 12, 2023 (the “Registration Statement”).

Concurrent with the submission of this letter, we are submitting Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to Amendment No. 3 unless otherwise specified. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4 Filed June 12, 2023

Unaudited Pro forma Condensed Combined Financial Information

Accounting for the Business Combination, page 206

1.	We note your response to prior comment 2. As you noted on page 201, the pro forma financial information presents the combination of the financial information of AAC and X-energy. Since AAC and X-Energy are not under common control prior to the business combination, it continues to appear that the transaction should not be accounted for as a transaction of entities under common control. Please revise accordingly.

RESPONSE: The Company acknowledges the Staff's comment and notes that the common control nature of this transaction is not driven by AAC and X-energy being under common control. Rather, such nature is driven by X-energy being controlled by the same person before and after the business combination with AAC, as further explained below.

The Company considered that in the business combination with AAC, X-energy is a variable interest entity ("VIE"). As a VIE for which the primary beneficiary is AAC pursuant to AAC owning the managing member interest in X-energy, AAC is deemed to be the accounting acquirer in the transaction pursuant to ASC 805-10-25-5. However, despite that AAC is the primary beneficiary and therefore accounting acquirer, the transaction should not be accounted for as a business combination pursuant to ASC 805-10 because a single owner (X-energy Founder) controlled X-energy before the transaction and that single owner controls AAC (and in turn, X-energy) after the transaction. Therefore, no change of control has occurred for X-energy in the transaction. As a business combination between entities under common control, the transaction is exempt from the guidance in ASC 805-10 pursuant to ASC 805-10-15-4. Rather, the guidance in ASC 805-50 has been applied to the combination of X-energy's net assets with AAC.

Adjustment L, page 214

2.	The net assets and the adjustment amounts disclosed here do not appear to agree with the amounts presented on your pro forma balance sheet. Please revise to resolve the inconsistencies.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 237 of Amendment No. 3 to align the footnote disclosure with the amount presented as an adjustment within the pro forma balance sheet.

Ares Acquisition Corporation

Unaudited Financial Statements, page F-25

3.	We note that in connection with the approval of the Extension in February 2023, shareholders elected to redeem an aggregate of 53,002,919 Class A ordinary shares, which has been reflected in the AAC’s March 31, 2023 historical financial statements. We also note that the Sponsor forfeited and reduced their holdings of AAC Class B Ordinary Shares from 25,000,000 to 13,957,759 shares as a result of the redemptions by the AAC shareholders in connection with the approval of the First Extension. However, such forfeiture by the Sponsor does not appear to be reflected in the AAC’s interim historical financial statements. Please revise to reflect the forfeiture or explain why you do not believe any revision is required.

RESPONSE: The Company acknowledges the Staff’s comment and notes that the Sponsor has not yet forfeited and reduced its holdings of AAC Class B Ordinary Shares from 25,000,000 to 13,957,759 shares as a result of the redemptions by the AAC shareholders in connection with the approval of the First Extension. Pursuant to the Sponsor Support Agreement, the Sponsor will forfeit and surrender to AAC for cancellation a certain number of AAC Class B Ordinary Shares and Private Placement Warrants subject to the Sponsor Retention Multiplier, which includes adjustments for all redemptions by AAC shareholders and cash-in-trust after such redemptions, immediately prior to the Domestication of AAC and contingent upon the occurrence of each of the Domestication and Closing. Neither the Domestication nor the Closing has occurred and, as a result, the Sponsor has not yet forfeited any AAC Class B Ordinary Shares. Accordingly, AAC’s interim historical financial statements are not required to reflect the forfeiture and reduction in the Sponsor’s holdings of AAC Class B Ordinary Shares.

X-Energy Reactor Company, LLC

Note 7 - Debt, page F-96

4.	In response to our prior comment 22 issued on February 22, 2023, you indicated that Xenergy is in the process of converting all existing C-1 Notes to C-2 Notes, which is expected to occur prior to the next filing. Please revise to provide details of this conversion, including when it occurred or is expected to occur. In this regard, please tell us what consideration was given to reflecting this transaction in your pro forma financial information.

RESPONSE: The Company acknowledges the Staff’s comment and notes that X-energy has not effected the C-1 Notes conversion into C-2 Notes as originally planned due to X-energy’s current expectation that the C-1 Notes will convert into preferred equity securities pursuant to their terms at the time of the consummation of the business combination.

At the time of the Company’s response letter to comment 22 of the Staff’s letter issued on February 22, 2023, which was filed on March 24, 2023, the Company did not intend to issue preferred equity securities to potential investors as part of the business combination. Accordingly, pursuant to the terms of the C-1 Notes, the C-1 Notes were not convertible into preferred stock or common stock of the combined company and were to remain outstanding following the consummation of the business combination, as reflected in Amendment No. 3. However, as of the date of this letter, the Company is in negotiations with various potential investors regarding the placement of preferred equity securities in connection with the business combination, which the Company expects would trigger an automatic conversion of the C-1 Notes into preferred equity securities upon issuance. Accordingly, to the extent such preferred equity securities are issued in connection with the business combination, X-energy would no longer be required to convert the C-1 Notes into C-2 Notes in order ensure that the C-1 Notes do not remain outstanding at the time of the consummation of the business combination.

The Company will update the disclosure in the Registration Statement once any preferred equity financing is finalized, including with respect to the treatment of the C-1 Notes.

Exhibits

5.	Please file your joint development agreement with Dow or tell us why you are not required to do so.

RESPONSE: The Company acknowledges the Staff’s comment and notes that the joint development agreement with Dow (the “JDA”) is not required to be filed as an exhibit to Amendment No. 3 because that agreement was made in the ordinary course of business and does not fall within one or more of the categories under Item 601(b)(10)(ii). Item 601(b)(10) of Regulation S-K under the Securities Act of 1933, as amended, requires a contract to be filed as an exhibit where it is (i) “material to the registrant,” (ii) “not made in the ordinary course of business” and (iii) “to be performed in whole or in part at or after the filing of the registration statement or report,” and contracts made in the ordinary course of business need not be filed under Item 601(b)(10)(ii) unless it falls into one or more of the categories enumerated thereunder. As disclosed in the Registration Statement, the JDA provides for certain engineering services, site selection, joint NRC licensing, technology use and other services that are funded by Dow that are related to the ARDP Agreement. X-energy expects to enter into similar agreements with other potential customers in the ordinary course of business to prepare for future deployment of reactors. For the three months ended March 31, 2023, the revenues associated with the JDA were $0.7 million. Thus, X-energy’s business is not substantially dependent upon the JDA. Accordingly, the Company respectfully submits that it is not required to file the JDA as an exhibit to its Registration Statement.

General

6.	Please tell us, with a view to disclosure, whether you have received notice from the underwriter or any other firm engaged in connection with AAC’s initial public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for AAC’s initial public offering.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 30, 134 and 141 of Amendment No. 3 to reflect the notice of resignation received from Barclays Capital Inc. (“Barclays”), pursuant which Barclays refused to act in any capacity in connection with the Business Combination and waived its entitlement to the entirety of the deferred underwriting fees owed to it in connection with AAC’s initial public offering, solely with respect to the Business Combination. The Company further undertakes that if it receives any additional notice, the Company will make appropriate disclosures in the proxy statement/prospectus, including the impact on the transaction and deferred underwriting or other compensation owed to underwriters and other firms.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Philippa Bond, P.C. of Kirkland & Ellis LLP at (310) 552-4222 or Monica Shilling, P.C. of Kirkland & Ellis LLP at (310) 552-4355.

Very truly yours,

ARES ACQUISITION CORPORATION

By:	/s/ Anton Feingold
Name:	Anton Feingold
Title:	Secretary

Enclosures

cc:          Philippa Bond, P.C.

Monica Shilling, P.C.

H. Thomas Felix

Dov Kogen

Kirkland & Ellis LLP

Paul F. Sheridan

Nicholas P. Luongo

John J. Slater

Latham & Watkins LLP